                                            SUBJECT TO COMPLETION OR AMENDMENT

                 SUBJECT TO COMPLETION, DATED NOVEMBER 28, 2001
PRICING SUPPLEMENT                                  PRICING SUPPLEMENT NO. 12 TO
(TO PROSPECTUS DATED NOVEMBER 22, 2000 AND            REGISTRATION STATEMENT NO.
                                                                       333-49198
PROSPECTUS SUPPLEMENT                                    DATED DECEMBER   , 2001
DATED NOVEMBER 27, 2000)                                          RULE 424(B)(3)

                                [ABN AMRO LOGO]
                                  $20,000,000
                               ABN AMRO BANK N.V.
                          MEDIUM-TERM NOTES, SERIES A
                            SENIOR FIXED RATE NOTES
                             ---------------------

          13.00% REVERSE EXCHANGEABLE SECURITIES DUE DECEMBER 19, 2002
            LINKED TO SHARES OF NASDAQ-100 INDEX TRACKING STOCK(SM)

The Securities do not guarantee any return of principal at maturity. Instead, if the closing price of shares of Nasdaq-100 Index Tracking Stock(SM), which we refer to as the Nasdaq-100 Shares(SM), is below a certain level on the third business day prior to the maturity date, which we refer to as the determination date, we will exchange each Security for a predetermined number of Nasdaq-100 Shares(SM). THE MARKET VALUE OF THOSE SHARES WILL BE LESS THAN THE PRINCIPAL AMOUNT OF EACH SECURITY AND COULD BE ZERO.

SECURITIES     13.00% Reverse Exchangeable Securities due December 19, 2002.

PRINCIPAL AMOUNT
               $20,000,000

NASDAQ-100
SHARES Shares of Nasdaq-100 Index Tracking Stock (symbol "QQQ(SM)"), representing proportionate undivided interests in the Nasdaq-100 Trust(SM), Series 1, which holds substantially all the component securities of the Nasdaq-100 Index(R), in substantially the same weighting.

INTEREST RATE  13.00% per annum, payable semi-annually in arrear on June 19,
               2002 and December 19, 2002

ISSUE PRICE    100%

PROPOSED ORIGINAL
ISSUE DATE
(SETTLEMENT DATE)
               December 19, 2001

MATURITY DATE  December 19, 2002

INITIAL PRICE  $       (the closing price per Nasdaq-100 Share on
               December , 2001, the date we priced the Securities, subject to adjustment for certain events affecting the Nasdaq-100 Shares, which we describe in "Description of Securities -- Adjustment
               Events").

STOCK REDEMPTION
AMOUNT                Nasdaq-100 Shares for each $1,000 principal amount of
               the Securities, which is equal to $1,000 divided by the initial price.

DETERMINATION DATE
               The third business day prior to the maturity date, subject to adjustment in certain circumstances which we describe in "Description of the Securities -- Determination Date".

PAYMENT AT MATURITY
               The payment at maturity is based on the closing price of Nasdaq-100 Shares on the determination date, subject to adjustment for certain events affecting the Nasdaq-100 Shares, which we describe in "Description of Securities -- Adjustment Events".

               - If the closing price per Nasdaq-100 Share on the determination date is at or above the initial price, we will pay the principal amount of each Security in cash.

               - If the closing price per Nasdaq-100 Share on the determination date is below the initial price, we will deliver to you, in exchange for each $1,000 principal amount of the Securities, a number of Nasdaq-100 Shares equal to the stock redemption amount.

               - You will receive cash in lieu of fractional shares.

DENOMINATIONS  The Securities may be purchased in denominations of $1,000 and integral multiples thereof.

FORM OF SECURITIES
               The Securities will be represented by a single registered global security, deposited with the Depository Trust Company.

NO AFFILIATION WITH
NASDAQ-100 TRUST,
SERIES 1; NASDAQ
FINANCIAL PRODUCTS
SERVICES, INC.; OR THE
NASDAQ STOCK
MARKET, INC.   The Nasdaq-100 Trust, Series 1, which we refer to as the
               Nasdaq-100 Trust, was formed by Nasdaq Financial Products
               Services, Inc., a wholly-owned subsidiary of The Nasdaq Stock
               Market, Inc., which we refer to as Nasdaq(R). The Securities have not been passed on by Nasdaq or its affiliates as to their legality or suitability. The Securities are not issued, endorsed, sold or promoted in any way by Nasdaq or its affiliates. NASDAQ
               AND ITS AFFILIATES MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH
               RESPECT TO THE SECURITIES.

LISTING We have applied to list the Securities on the American Stock Exchange LLC, which we refer to as the AMEX, under the symbol "REX.Q".

THE SECURITIES ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER FEDERAL AGENCY.
THE SECURITIES INVOLVE RISKS NOT ASSOCIATED WITH AN INVESTMENT IN CONVENTIONAL DEBT SECURITIES. SEE "RISK FACTORS" BEGINNING ON PS-9.
You should read the more detailed description of the Securities in this Pricing Supplement. In particular, you should review and understand the descriptions in "Summary", "Description of Securities" and "Taxation".
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these Securities, or determined if this Pricing Supplement or the accompanying Prospectus or Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.
TO THE EXTENT THE TOTAL AGGREGATE PRINCIPAL AMOUNT OF THE SECURITIES BEING OFFERED BY THIS PRICING SUPPLEMENT IS NOT SOLD ON THE ORIGINAL ISSUE DATE, WE MAY CONTINUE TO OFFER THE SECURITIES THROUGH THE AGENTS FOR UP TO 10 DAYS AFTER THE ORIGINAL ISSUE DATE. THE AMOUNT OF SECURITIES OFFERED DURING THE EXTENDED OFFERING PERIOD SHALL NOT EXCEED APPROXIMATELY 10% OF THE TOTAL AGGREGATE PRINCIPAL AMOUNT OF THE SECURITIES OFFERED BY THIS PRICING SUPPLEMENT. DURING SUCH PERIOD, THE SECURITIES WILL BE OFFERED AT PREVAILING MARKET PRICES WHICH MAY BE ABOVE OR BELOW THE INITIAL ISSUE PRICE SET FORTH ABOVE. THE AGENTS ARE NOT OBLIGATED TO PURCHASE THE SECURITIES BUT HAVE AGREED TO USE REASONABLE EFFORTS TO SOLICIT OFFERS TO PURCHASE THE SECURITIES. CERTAIN OF OUR AFFILIATES HAVE AGREED TO PURCHASE ANY SECURITIES THAT ARE NOT SOLD DURING THE EXTENDED OFFERING PERIOD OR, IF THE OFFERING PERIOD IS NOT EXTENDED, SECURITIES NOT SOLD BY THE ORIGINAL ISSUE DATE. ANY SUCH SECURITIES WOULD BE HELD FOR INVESTMENT FOR A PERIOD OF AT LEAST 30 DAYS. SEE "HOLDING OF THE SECURITIES BY OUR AFFILIATES AND FUTURE SALES" UNDER THE HEADING "RISK FACTORS" AND "PLAN OF DISTRIBUTION." This Pricing Supplement and the accompanying Prospectus Supplement and Prospectus may be used by our affiliates in connection with offers and sales of the Securities in market-making transactions.
                           PRICE $1,000 PER SECURITY

                       ABN AMRO FINANCIAL SERVICES, INC.
ABN AMRO INCORPORATED
                   H&R BLOCK FINANCIAL ADVISORS
                                     FIRST UNION SECURITIES, INC.
                                                  FIRST INSTITUTIONAL
                                                  SECURITIES, LLC

DECEMBER   , 2001

     The Securities may not be offered, transferred or sold as part of their initial distribution, or at any time thereafter, to or for the benefit of any person (including legal entities) established, domiciled, incorporated or resident in The Netherlands.

     The Securities are securities (effecten) within the meaning of article 1 of The Netherlands' Securities Market Supervision Act 1995 (Wet toezicht effectenverkeer 1995). The Securities may be offered in certain countries excluding The Netherlands. Any offer of these Securities, any announcements thereof and all offer notices, publications, advertisements and other documents in which an offer of the Securities is made, or a forthcoming offer is announced, will comply with all applicable laws and regulations of the jurisdiction in which such an offer is made from time to time. A statement to the effect that the offering of the Securities will comply with all applicable rules in the countries in which such offering takes place will be submitted to the Securities Board of The Netherlands (Stichting Toezicht Effectenverkeer) pursuant to article 3, paragraph 2 of the Exemption Regulation pursuant to The Netherlands' Securities Market Supervision Act, before any Securities are offered.

     These restrictions shall cease to apply from the date on which the Securities Board of The Netherlands (Stichting Toezicht Effectenverkeer) shall have granted a dispensation on the offering of the Securities pursuant to this Pricing Supplement and the accompanying Prospectus Supplement and the Prospectus.

     In this Pricing Supplement, the "Bank," "we," "us" and "our" refer to ABN AMRO Bank N.V.

                                    SUMMARY

     The following summary answers some questions that you might have regarding the Securities in general terms only. It does not contain all the information that may be important to you. You should read the summary together with the more detailed information that is contained in the rest of this Pricing Supplement and in the accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in "Risk Factors". In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

WHAT ARE THE SECURITIES?

     The Securities are interest paying, non-principal protected securities issued by us, ABN AMRO Bank N.V. The Securities are the medium-term notes of ABN AMRO Bank N.V. and have a maturity of one year. These Securities combine certain features of debt and equity by offering a fixed interest rate on the principal amount while the payment at maturity is determined based on the performance of the Nasdaq-100 Shares. Therefore your principal is at risk.

WHY IS THE INTEREST RATE ON THE SECURITIES HIGHER THAN THE INTEREST RATE PAYABLE ON YOUR CONVENTIONAL DEBT SECURITIES WITH THE SAME MATURITY?

     The Securities offer a higher interest rate than the yield that would be payable on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. This is because you, the investor in the Securities, indirectly sell a put option to us on the Nasdaq-100 Shares. The premium due to you for this put option is combined with a market interest rate on our senior debt to produce the higher interest rate on the Securities.

WHAT ARE THE CONSEQUENCES OF THE INDIRECT PUT OPTION THAT I HAVE SOLD YOU?

     The put option you indirectly sell to us creates the feature of exchangeability. If on the determination date, the closing price per Nasdaq-100 Share is equal to or greater than the strike price of the put, which we call the initial price, you will receive $1,000 for each $1,000 principal amount of the Securities. If the closing price per Nasdaq-100 Share on the determination date is less than the initial price, you will receive a fixed number of Nasdaq-100 Shares, which we call the stock redemption amount. As a result of these features, we call the Securities "reverse exchangeable securities".

WHAT WILL I RECEIVE AT MATURITY OF THE SECURITIES?

     The payment at maturity of the Securities will be based on the closing price of the Nasdaq-100 Shares on the determination date which is the third business day prior to maturity, subject to adjustment in certain circumstances.

- If the closing price per Nasdaq-100 Share on the determination date is at or above the initial price, we will pay the principal amount of each Security in cash.

- If the closing price per Nasdaq-100 Share on the determination date is below the initial price, we will deliver to you, in exchange for each $1,000 principal amount of the Securities, the stock redemption amount.

HOW IS THE STOCK REDEMPTION AMOUNT CALCULATED?

     The stock redemption amount for each $1,000 principal amount of the Securities is equal to $1,000 divided by the initial price. The value of any fractional shares you are entitled to receive, after aggregating your total holdings of the Securities, will be paid in cash.

WHAT INTEREST PAYMENTS CAN I EXPECT ON THE SECURITIES?

     The Securities pay interest at a rate of 13.00% per annum. The interest rate is fixed at issue and is payable semi-annually in arrear. This means that irrespective of whether the Securities are redeemed at maturity for cash or the stock redemption amount, you will be entitled to semi-annual interest payments on the full principal amount of the Securities you hold, payable in cash.

CAN YOU GIVE ME AN EXAMPLE OF THE PAYMENT AT MATURITY?

     If, for example, the initial price of the Nasdaq-100 Shares were $39.28, then the stock redemption amount would be 25.458 Nasdaq-100 Shares, or $1,000 divided by $39.28. If the closing price of the Nasdaq-100 Shares on the determination date were $50 per share at maturity, you would receive $1,000 in cash for each $1,000 principal amount of the Securities. In addition, over the life of the Securities you would have received interest payments at a rate of 13.00% per annum. If the closing price of the Nasdaq-100 Shares on the determination date were $30 per share at maturity, you would receive 25.458 Nasdaq-100 Shares for each $1,000 principal amount of the Securities. The market value of those Nasdaq-100 Shares which we would deliver to you on the maturity date for each $1,000 principal amount of the Securities would be $763.74, which is less than the principal amount of $1,000 and you would have lost a portion of your initial investment. Over the life of the Securities you would have received interest payments at a rate of 13.00% per annum. The value of any fractional shares you are entitled to receive after aggregating your total holdings of the Securities will be paid in cash.

THIS EXAMPLE IS FOR ILLUSTRATIVE PURPOSES ONLY. WE WILL SET THE INITIAL PRICE (SUBJECT TO ADJUSTMENT PER CERTAIN EVENTS AFFECTING THE NASDAQ-100 SHARES) ON THE DATE WE PRICE THE SECURITIES. IT IS NOT POSSIBLE HOWEVER TO PREDICT THE MARKET PRICE OF THE NASDAQ-100 SHARES ON THE DETERMINATION DATE.

     In this Pricing Supplement, we have provided under the heading "Hypothetical Sensitivity Analysis of Total Return of the Securities at Maturity" the total return of owning the Securities through maturity for various closing prices of the Nasdaq-100 Shares on the determination date.

DO I GET ALL MY PRINCIPAL BACK AT MATURITY?

     You are not guaranteed to receive any return of principal at maturity. If the Nasdaq-100 Shares close below the initial price on the determination date, we will deliver to you Nasdaq-100 Shares. The market value of the Nasdaq-100 Shares at the time you receive those shares will be less than the principal amount of the Securities and could be zero.

IS THERE A LIMIT TO HOW MUCH I CAN EARN OVER THE LIFE OF THE SECURITIES?

     Yes. The amount payable under the terms of the Securities will never exceed the principal amount of the Securities payable at maturity plus interest payments you earn over the life of the Securities.

DO I BENEFIT FROM ANY APPRECIATION IN THE NASDAQ-100 SHARES OVER THE LIFE OF THE SECURITIES?

     No. The amount paid at maturity for each $1,000 principal amount of the Securities will not exceed $1,000. If the closing price of the Nasdaq-100 Shares on the determination date is equal to or exceeds the initial price, you will not receive the Nasdaq-100 Shares or any other asset equal to the value of the Nasdaq-100 Shares. Instead, you will receive the principal amount of the Securities. As a result, if the Nasdaq-100 Shares have appreciated above their
closing price level on December   , 2001, the payment you receive at maturity
will not reflect that appreciation. UNDER NO CIRCUMSTANCES WILL YOU RECEIVE A PAYMENT AT MATURITY GREATER THAN

THE PRINCIPAL AMOUNT OF THE SECURITIES THAT YOU HOLD AT THAT TIME.

WHAT IS THE MINIMUM REQUIRED PURCHASE?

     You can purchase Securities in $1,000 denominations or in integral multiples thereof.

IS THERE A SECONDARY MARKET FOR THE SECURITIES?

     Although they are not required to do so, we have been informed by our affiliates that they intend to act as market makers for the Securities when this offering is complete. However, our affiliates may be prohibited from making a market in the Securities for up to 10 days following the original issue date. See "Plan of Distribution." Moreover, if our affiliates do make a market, they may stop making a market in the Securities at any time.

     In addition, we intend to list the Securities on the AMEX. You should note, however, that even though we intend to list the Securities, it is not possible to predict whether the Securities will trade in the secondary markets. Accordingly, you should be willing to hold your Securities until the maturity date.

TELL ME MORE ABOUT ABN AMRO BANK N.V.

     We are a banking group offering a wide range of commercial and investment banking products and services on a global basis through our network of approximately 3,600 offices and branches in 74 countries and territories. We are one of the largest banking groups in the world, with total consolidated assets of EUR 543.2 billion at December 31, 2000. In addition to being the largest banking group based in The Netherlands, we also have a substantial presence in the United States, as one of the largest foreign banking groups based on total assets held in the country. We also have a significant presence in Brazil, which together with The Netherlands and the Midwestern United States, is one of the our three "home" markets.

DO YOU HAVE PRIOR EXPERIENCE IN ISSUING REVERSE EXCHANGEABLE SECURITIES?

     Over the past three years we have issued over $3 billion of reverse exchangeable securities to individual investors throughout Europe and Asia. With over 100 issues to date, each offering has ranged from $5 million to in excess of $175 million. Our previous reverse exchangeable security issues have had, as the underlying shares, the stock of a variety of large corporations which are listed on exchanges around the world.

WHAT ARE THE NASDAQ-100 SHARES?

     Each Nasdaq-100 Share represents a unit of beneficial interest in the Nasdaq-100 Trust, a unit investment trust. The Nasdaq-100 Trust holds a portfolio of securities consisting of substantially all of the securities, in substantially the same weighting, as the component securities of the Nasdaq-100 Index. Although the investment objective of the Nasdaq-100 Trust is to provide investment results that generally correspond to the price and yield performance of the Nasdaq-100 Index, the Nasdaq-100 Trust provides no assurance that this investment objective can be fully achieved. Nasdaq-100 Shares are listed on the AMEX under the symbol "QQQ".

WHAT IS THE NASDAQ-100 INDEX AND WHAT DOES IT MEASURE?

     The Nasdaq-100 Index is a modified capitalization-weighted index of 100 of the largest and most actively traded stocks of non-financial companies listed on the Nasdaq National Market tier of the Nasdaq Stock Market. The Nasdaq-100 Index was first published in January 1985 and includes companies across a variety of major industry groups. As of October 31, 2001, the major industry groups covered in the Nasdaq-100 Index (listed according to their respective capitalization in the Nasdaq-100 Index) were as follows: computer and office equipment (34.40%), computer software/services

(30.60%), telecommunications (13.6%), biotechnology (13.5%), retail/wholesale trade (3.60%), services (2.20%), health care (1.20%), and manufacturing (0.90%). The identity and capitalization weightings of the five largest companies represented in the Nasdaq-100 Index as of October 31, 2001, were as follows:
Microsoft Corporation (11.50%), Intel Corporation (6.14%), QUALCOMM Incorporated (4.80%), Cisco Systems Inc. (4.72%), and Oracle Corporation (3.36%).

     Please note that an investment in the Securities does not entitle you to any ownership or other interests or rights in the stocks of the companies included in the Nasdaq-100 Index.

WHERE CAN I FIND OUT MORE ABOUT NASDAQ-100 SHARES?

     Because the Nasdaq-100 Shares are registered under the Exchange Act, the Nasdaq-100 Trust is required periodically to file certain financial and other information specified by the Commission which is available to the public. You should read "Public Information Regarding the Nasdaq-100 Shares" and "Description of Nasdaq-100 Index" in this Pricing Supplement to learn how to obtain public information regarding the Nasdaq-100 Shares and other important information. The historical high and low closing prices of the Nasdaq-100 Shares since their inception on March 10, 1999, are set forth under the heading "Public Information Regarding the Nasdaq-100 Shares" in this Pricing Supplement.

WHO WILL DETERMINE THE CLOSING PRICE PER NASDAQ-100 SHARE ON THE DETERMINATION DATE?

     We have appointed ABN AMRO Incorporated, which we refer to as AAI, to act as calculation agent for The Chase Manhattan Bank, the trustee for the Securities. As calculation agent, AAI will determine the closing price of the Nasdaq-100 Shares on the determination date and the stock redemption amount. The calculation agent may adjust the initial price of the Nasdaq-100 Shares, which we describe in the section called "Description of Securities -- Adjustment Events".

WHO INVESTS IN THE SECURITIES?

     The Securities are not suitable for all investors. The Securities might be considered by investors who:

- seek a higher interest rate than the current dividend yield on the Nasdaq-100 Shares or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating;

- are willing to accept the risk of owning equity in general, with an emphasis on the technology sector, and the Nasdaq-100 Shares in particular, and are willing to accept the risk that they could lose their entire investment; and

- do not expect to participate in any appreciation in the price of the Nasdaq-100 Shares.

     You should carefully consider whether the Securities are suited to your particular circumstances before you decide to purchase them. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

WHAT ARE SOME OF THE RISKS IN OWNING THE SECURITIES?

     Investing in the Securities involves a number of risks. We have described the most significant risks relating to the Securities under the heading "Risk Factors" in this Pricing Supplement which you should read before making an investment in the Securities.

     Some selected risk considerations include:

- Credit Risk. Because you are purchasing a security from us, you are assuming our credit risk.

- Principal Risk. The Securities are not principal protected, which means there is no guaranteed return of principal. If the market price of the Nasdaq-100 Shares on the determination date is less than the initial price, we will deliver to you a fixed number of Nasdaq-100 Shares with a market value less than the principal amount of the Securities you hold, which value may be zero.

- Market Risk. The value of the Securities in the secondary market will be subject to many unpredictable factors, including then prevailing market conditions.

WHAT IF I HAVE MORE QUESTIONS?

     You should read the "Description of Securities" in this Pricing Supplement for a detailed description of the terms of the Securities. The Securities are senior notes issued as part of our Series A medium-term note program. The Securities will constitute our unsecured and unsubordinated obligations and rank pari passu without any preference among them and with all our other present and future unsecured and unsubordinated obligations. You can find a general description of our Series A medium-term note program in the accompanying Prospectus Supplement. We also describe the basic features of this type of note in the sections called "Description of Notes" and "Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices".

     You may contact our principal executive offices at Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands. Our telephone number is (31-20) 628-9393.

               HYPOTHETICAL SENSITIVITY ANALYSIS OF TOTAL RETURN
                         OF THE SECURITIES AT MATURITY

     The following table sets out the total return to maturity of a Security, based on various closing prices for the Nasdaq-100 Shares on the determination date after giving effect to the assumptions outlined below. The information in the table is based on hypothetical market values for the Nasdaq-100 Shares. We cannot predict the market price of the Nasdaq-100 Shares on the determination date. THE ASSUMPTIONS EXPRESSED BELOW ARE FOR ILLUSTRATIVE PURPOSES ONLY AND THE RETURNS SET FORTH IN THE TABLE MAY OR MAY NOT BE THE ACTUAL RATES APPLICABLE TO A PURCHASER OF THE SECURITIES.

ASSUMPTIONS

Initial Price:                   $39.28 (indicative value only; the initial
                                   price will be set on the date we price the Securities; the closing price on November 23, 2001 was $39.28)

Annual Interest on the
Securities:                      13.00%

Term of the Securities:          12 months

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                  TOTAL RETURN
    ASSUMED                                                 TWO
  NASDAQ-100                   VALUE OF                 SEMI-ANNUAL
  SHARE PRICE                 PAYMENT AT                 INTEREST                  ------------------------------------------
  AT MATURITY                MATURITY(A)                 PAYMENTS                       $                         %
-------------------------------------------------------------------------------------------------------------------------------
         $39.28+                  $1,000.00                   $130.00                   $1,130.00                  13.00%
         $39.28                   $1,000.00                   $130.00                   $1,130.00                  13.00%
         $37.32                   $  950.00                   $130.00                   $1,080.00                   8.00%
         $35.35                   $  900.00                   $130.00                   $1,030.00                   3.00%
         $34.17                   $  870.00                   $130.00                   $1,000.00                   0.00%
         $33.00                   $  840.00                   $130.00                   $  970.00                  -3.00%
         $31.03                   $  790.00                   $130.00                   $  920.00                  -8.00%
         $29.07                   $  740.00                   $130.00                   $  870.00                 -13.00%
         $23.57                   $  600.00                   $130.00                   $  730.00                 -27.00%
         $14.93                   $  380.00                   $130.00                   $  510.00                 -49.00%
         $ 7.07                   $  180.00                   $130.00                   $  310.00                 -69.00%
         $ 0.00                   $    0.00                   $130.00                   $  130.00                 -87.00%
-------------------------------------------------------------------------------------------------------------------------------

-------------------------
(a) Based on the assumptions set forth above, if the price of one Nasdaq-100 Share is $39.28 or more, the payment at maturity will be made in cash. If the price of one Nasdaq-100 Share is less than $39.28, the payment at maturity will be made in Nasdaq-100 Shares.

                                  RISK FACTORS

     The Securities are not secured debt and are riskier than ordinary debt securities. There is no guaranteed return of principal. Investing in the Securities is not the equivalent of investing directly in the Nasdaq-100 Shares. This section describes the most significant risks relating to the Securities. YOU SHOULD CAREFULLY CONSIDER WHETHER THE SECURITIES ARE SUITED TO YOUR PARTICULAR CIRCUMSTANCES BEFORE YOU DECIDE TO PURCHASE THEM. IN ADDITION, WE URGE YOU TO CONSULT WITH YOUR INVESTMENT, LEGAL, ACCOUNTING, TAX AND OTHER ADVISORS WITH RESPECT TO ANY INVESTMENT IN THE SECURITIES.

THE SECURITIES ARE NOT ORDINARY SENIOR NOTES; THERE IS NO GUARANTEED RETURN OF PRINCIPAL

     The Securities combine limited features of debt and equity. The terms of the Securities differ from those of ordinary debt securities in that we will not pay you a fixed amount at maturity if the market price of the Nasdaq-100 Shares on the determination date is less than the initial price. In such an event, we will exchange each Security for a number of Nasdaq-100 Shares equal to $1,000 divided by the initial price as determined by the calculation agent. If, therefore, the market price of the Nasdaq-100 Shares on the determination date is less than the initial price, we will deliver to you a number of Nasdaq-100 Shares with a market value less than the principal amount of the Securities and which may be zero. You cannot predict the future performance of the Nasdaq-100 Shares based on its historical performance. Accordingly, you could lose some or all of the amount you invest in the Securities.

THE SECURITIES WILL NOT PAY MORE THAN THE STATED PRINCIPAL AMOUNT AT MATURITY

     The amount paid at maturity of the Securities in cash or Nasdaq-100 Shares will not exceed the principal amount of the Securities. If the market price of the Nasdaq-100 Shares on the determination date is equal to or exceeds the initial price, you will not receive Nasdaq-100 Shares or any other asset equal to the value of the Nasdaq-100 Shares. Instead, you will receive the principal amount of the Securities. As a result, if the Nasdaq-100 Shares have appreciated
above their price level at December   , 2001, the payment you receive at
maturity will not reflect that appreciation. UNDER NO CIRCUMSTANCES WILL YOU RECEIVE A PAYMENT AT MATURITY GREATER THAN THE PRINCIPAL AMOUNT OF THE SECURITIES THAT YOU HOLD AT THAT TIME.

SECONDARY TRADING MAY BE LIMITED

     You should be willing to hold your Securities until the maturity date. There may be little or no secondary market for the Securities. Although we intend to list the Securities on the AMEX, it is not possible to predict whether the Securities will trade in the secondary markets. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Upon completion of the offering, our affiliates have informed us that they intend to act as market makers for the Securities but they are not required to do so. However, our affiliates may be prohibited from making a market in the Securities for up to 10 days following the original issue date. See "Plan of Distribution." Moreover, if our affiliates do make a market, they may stop making a market in the Securities at any time. In addition, certain of our affiliates have agreed to purchase any Securities that are not sold during the extended offering period. Such affiliates intend to hold the Securities for investment for at least 30 days, which may affect the supply of Securities available for secondary trading.

MARKET PRICE OF THE SECURITIES INFLUENCED BY MANY UNPREDICTABLE FACTORS

     The value of the Securities may move up and down between the date you purchase them and the determination date when the calculation agent determines the amount to be paid to the holders of the Securities on the maturity date.

     Several factors, many of which are beyond our control, will influence the value of the Securities, including the following:

     - the market price of the Nasdaq-100 Shares;

     - the volatility (frequency and magnitude of changes) in the price of the Nasdaq-100 Shares. Because the Nasdaq-100 Index is based on a limited number of underlying securities and concentrated largely in the technology sector, the value of the Nasdaq-100 Shares may be subject to significant volatility;

     - interest and yield rates in the market;

     - economic, financial, political and regulatory or judicial events that affect the securities represented in the Nasdaq-100 Index, the technology industry or stock markets generally, and which may affect the market price of the Nasdaq-100 Shares and/or the Securities;

     - the time remaining to the maturity of the Securities; and

     - our creditworthiness.

     Some or all of these factors will influence the price that you will receive if you sell your Securities prior to maturity. For example, you may have to sell your Securities at a substantial discount from the principal amount if at the time of sale the market price of the Nasdaq-100 Shares is at, below, or not sufficiently above the initial price.

AN INCREASE IN THE VALUE OF THE NASDAQ-100 SHARES WILL NOT INCREASE THE RETURN ON YOUR INVESTMENT

     Owning the Securities is not the same as owning the Nasdaq-100 Shares. Accordingly, the market value of your Securities may not have a direct relationship with the market price of the Nasdaq-100 Shares, and changes in the market price of the Nasdaq-100 Shares may not result in a comparable change in the market value of your Securities. If the price per Nasdaq-100 Share increases above the initial price, the market value of the Securities may not increase. It is also possible for the price of the Nasdaq-100 Shares to increase while the market price of the Securities declines.

THE PRICE OF NASDAQ-100 SHARES AT MATURITY MAY NOT ACCURATELY REFLECT THE VALUE OF THE NASDAQ-100 INDEX

     Although the Nasdaq-100 Shares are generally intended to reflect the value of the Nasdaq-100 Index, the value of the Nasdaq-100 Shares you receive at maturity may not accurately reflect the value of the Nasdaq-100 Index. This is because it may not be possible for the Nasdaq-100 Trust to replicate and maintain exactly the composition of the securities underlying the Nasdaq-100 Index. In particular, there is a possibility that, from time to time, the Nasdaq-100 Trust will not be able to purchase all of the securities underlying the Nasdaq-100 Index. In certain circumstances, the Nasdaq-100 Trust may also be required to make distributions in excess of the yield performance of the securities underlying the Nasdaq-100 Index.

POTENTIAL CONFLICTS OF INTEREST; NO SECURITY INTEREST IN THE NASDAQ-100 SHARES HELD BY US

     We and our affiliates may carry out activities that minimize our risks related to the Securities, including trading in the Nasdaq-100 Shares or the stocks which comprise the Nasdaq-100 Index. In particular, on the date of this Pricing Supplement, we, through our affiliates, hedged our anticipated exposure in connection with the Securities by taking positions in options contracts on Nasdaq-100 Shares and other instruments that we deemed appropriate in connection with such hedging. Such hedging was carried out in a manner designed to minimize any impact on the price of the Nasdaq-100 Shares. Our purchase activity, however, could potentially have increased the price of the Nasdaq-100 Shares, and therefore effectively have increased the level below which a decline in the Nasdaq-100 Shares would cause us to deliver to you at maturity a number of Nasdaq-100 Shares with a value less than the principal amount of your Securities. Through our affiliates, we are likely to modify our hedge position throughout the life of the Securities by purchasing and selling Nasdaq-100 Shares and the stocks which comprise the Nasdaq-100 Index; exchange-traded and over-the-counter options on the Nasdaq-100 Index; futures contracts on the Nasdaq-100 Index and options on such futures contracts; or positions in other securities or instruments that we may wish to use in connection with such hedging. Although we have no reason to believe that our hedging activity or other trading activities that we, or any of our affiliates, engaged in or may engage in has had or will have a material impact on the price of the Nasdaq-100 Shares, we cannot give any assurance that we have not or will not affect such price as a result of our hedging or trading activities and it is possible that we or one of more of our affiliates could receive substantial returns from these hedging activities while the value of the Securities may decline. We or one or more of our affiliates may also engage in trading the Nasdaq-100 Shares and the stocks which comprise the Nasdaq-100 Index and other investments relating to Nasdaq-100 Shares and the stocks which comprise the Nasdaq-100 Index on a regular basis as part of our or its general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could adversely affect the price of the Nasdaq-100 Shares and, therefore, the value of the Securities. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the value of the Nasdaq-100 Shares, the Nasdaq-100 Index or the stocks which comprise the Nasdaq-100 Index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely effect the value of the Securities. It is also possible that any advisory services that we or our affiliates provide in the course of any business with Nasdaq-100 Shares or its affiliates could lead to actions on the part of the issuer of the stock which might adversely affect the value of the Nasdaq-100 Shares.

     The indenture governing the Securities does not contain any restrictions on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of the Nasdaq-100 Shares or the stocks which comprise the Nasdaq-100 Index acquired by us or our affiliates. Neither we nor any of our affiliates will pledge or otherwise hold Nasdaq-100 Shares or the stocks which comprise the Nasdaq-100 Index for the benefit of holders of the Securities in order to enable the holders to exchange their Securities for Nasdaq-100 Shares or the stocks which comprise the Nasdaq-100 Index under any circumstances. Consequently, in the event of a bankruptcy, insolvency or liquidation involving us, any Nasdaq-100 Shares or shares of companies included in the Nasdaq-100 Index that we own will be subject to the claims of our creditors generally and will not be available specifically for the benefit of the holders of the Securities.

ADJUSTMENTS TO THE NASDAQ-100 INDEX COULD ADVERSELY AFFECT THE SECURITIES

     Nasdaq is responsible for calculating and maintaining the Nasdaq-100 Index. Nasdaq can add, delete or substitute the stocks included in the Nasdaq-100 Index or make other methodological changes that could change the value of the Nasdaq-100 Index. Nasdaq may discontinue or suspend calculation or dissemination of the Nasdaq-100 Index. See "Description of Nasdaq-100 Index" in this Pricing Supplement. Any of the aforementioned actions in this paragraph can be undertaken by Nasdaq without regard for holders of the Securities and could adversely affect the value of the Securities.

NO AFFILIATIONS WITH THE NASDAQ-100 TRUST, NASDAQ FINANCIAL PRODUCTS SERVICES, INC., NASDAQ OR ANY ISSUERS OF STOCK WHICH COMPRISE THE NASDAQ-100 INDEX; NO SHAREHOLDER RIGHTS IN NASDAQ-100 SHARES OR ISSUERS OF STOCK WHICH COMPRISE THE NASDAQ-100 INDEX

     As a holder of the Securities, you will have no rights against the Nasdaq-100 Trust, Nasdaq Financial Products Services, Inc., Nasdaq or any issuers of stock which comprise the Nasdaq-100 Index, even though the market value of the Securities and the payment at maturity depend on the price of Nasdaq-100 Shares, which in turn depends on the value of the Nasdaq-100 Index and the market values of the securities comprising the Nasdaq-100 Index. Neither we nor our affiliates are affiliated with the Nasdaq-100 Trust, Nasdaq Financial Products Services, Inc., or Nasdaq. THE NASDAQ-100 TRUST, NASDAQ FINANCIAL PRODUCTS SERVICES, INC., NASDAQ AND THE ISSUERS OF SECURITIES COMPRISING THE NASDAQ-100 INDEX ARE NOT INVOLVED IN ANY WAY IN THIS OFFERING AND HAVE NO OBLIGATION RELATING TO THE SECURITIES OR TO HOLDERS OF THE SECURITIES. NONE OF THE MONEY YOU PAY FOR THE SECURITIES WILL GO TO ANY OF THE ENTITIES REFERRED TO IN THE PREVIOUS SENTENCE. In addition, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of Nasdaq-100 Shares or the securities comprising the Nasdaq-100 Index would have.

INFORMATION REGARDING NASDAQ-100 SHARES AND THE NASDAQ-100 TRUST

     Neither we nor any of our affiliates assumes any responsibility for the adequacy of the information about the Nasdaq-100 Shares contained in this Pricing Supplement or in any of the Nasdaq-100 Trust's publicly available filings concerning the Nasdaq-100 Shares. As an investor in the Securities, you should make your own investigation into the Nasdaq-100 Trust and Nasdaq-100 Shares. ABN AMRO BANK N.V. AND ITS AFFILIATES HAVE NO AFFILIATION WITH THE NASDAQ-100 TRUST AND ARE NOT RESPONSIBLE FOR THE NASDAQ-100 TRUST'S PUBLIC DISCLOSURE OF INFORMATION CONCERNING THE NASDAQ-100 SHARES, WHETHER CONTAINED IN SEC FILINGS OR OTHERWISE. We do not have any non-public information about the Nasdaq-100 Trust or Nasdaq-100 Shares as of the date of this Pricing Supplement, although we or our subsidiaries may currently or from time to time engage in business with companies whose securities are represented in the Nasdaq-100 Index, including extending loans to, or making equity investments in, or providing investment advisory services to such companies, including merger and acquisition advisory services.

LIMITED ANTIDILUTION PROTECTION

     AAI, as calculation agent, will adjust the initial price and consequently the stock redemption amount for certain events affecting the Nasdaq-100 Shares, such as stock splits of the Nasdaq-100 Shares. The calculation agent is not required to make an adjustment for every event which affects the Nasdaq-100 Shares.

IF AN EVENT OCCURS THAT DOES NOT REQUIRE THE CALCULATION AGENT TO ADJUST THE AMOUNT OF THE NASDAQ-100 SHARES PAYABLE AT MATURITY, THE MARKET PRICE OF THE SECURITIES MAY BE MATERIALLY AND ADVERSELY AFFECTED.

HOLDINGS OF THE SECURITIES BY OUR AFFILIATES AND FUTURE SALES

     Certain of our affiliates have agreed to purchase any Securities that are not sold during the extended offering period or, if the offering period is not extended, Securities not sold by the original issue date. Any such Securities will be held for investment for a period of at least 30 days. As a result, upon completion of this offering, our affiliates may own up to approximately 10% of the Securities. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. In this case, our affiliates may have the ability to control matters submitted to the holders of Securities for approval, including, for example, certain rights under the Indenture upon an event of default as described in the accompanying Prospectus under the heading "Description of Debt Securities -- Events of Default."

     In addition, our continued sales of Securities during the extended offering period and future sales of Securities held by our affiliates in the secondary market following this offering may cause the market price of the Securities to fall. The negative effect of such sales on the price of the Securities could be more pronounced if secondary trading in the Securities is limited or illiquid.

POTENTIAL CONFLICTS OF INTEREST BETWEEN HOLDERS OF SECURITIES AND THE CALCULATION AGENT

     As calculation agent, AAI will calculate the payout to you at maturity of the Securities. AAI and other affiliates may carry out hedging activities related to the Securities, including trading in the Nasdaq-100 Shares or the stocks which comprise the Nasdaq-100 Index, as well as in other instruments related to the Nasdaq-100 Shares or stocks which comprise the Nasdaq-100 Index. AAI and some of our other affiliates also trade the Nasdaq-100 Shares and the stocks which comprise the Nasdaq-100 Index on a regular basis as part of their general broker-dealer businesses. Any of these activities could influence AAI's determinations as calculation agent and any such trading activity could potentially affect the price of the Nasdaq-100 Shares and, accordingly, could effect the payout on the Securities. AAI IS AN AFFILIATE OF ABN AMRO BANK N.V.

TAX TREATMENT

     You should also consider the tax consequences of investing in the Securities. Significant aspects of the tax treatment of Securities are uncertain. We do not plan to request a ruling from the Internal Revenue Service (the "IRS") or from the Dutch authorities regarding the tax treatment of the Securities, and the IRS or a court may not agree with the tax treatment described in this Pricing Supplement. Please read carefully the section entitled "Taxation" in this Pricing Supplement. You should consult your tax advisor about your own situation.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission (the "Commission") allows us to incorporate by reference much of the information we file with them, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this Pricing Supplement is considered to be part of this Pricing Supplement. Because we are incorporating by reference future filings with the Commission, this Pricing Supplement is continually updated and those future filings may modify or supersede some of the information included or incorporated in this Pricing Supplement. This means that you must look at all of the Commission filings that we incorporate by reference to determine if any of the statements in this Pricing Supplement or in any document previously incorporated by reference have been modified or superseded. This Pricing Supplement incorporates by reference the documents listed below and any future filings we make with the Commission (including any Form 6-K's we subsequently file with the SEC and specifically incorporate by reference into this Pricing Supplement) under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), until we complete our offering of the Securities to be issued hereunder or, if later, the date on which any of our affiliates cease offering and selling these Securities:

          (a) the Annual Report on Form 20-F of ABN AMRO Holding N.V. and ABN AMRO Bank N.V. for the year ended December 31, 2000;

          (b) the Report on Form 6-K dated May 16, 2001 (press release of ABN AMRO Holding N.V. announcing the financial results for the first quarter of the year 2001);

          (c) the Report on Form 6-K dated August 17, 2001 (press release of ABN AMRO Holding N.V. announcing the financial results for the second quarter of the year 2001); and

          (d) the Report on Form 6-K dated September 28, 2001 (press release of ABN AMRO Holding N.V. announcing the reconciliation of net profit and shareholder's equity under U.S. GAAP for the first half of the year 2001).

     You may request, at no cost to you, a copy of these documents (other than exhibits not specifically incorporated by reference) by writing or telephoning us at: ABN AMRO Bank N.V., ABN AMRO Investor Relations Department, Hoogoorddreef 66-68, P.O. Box 283, 1101 BE Amsterdam, The Netherlands (Telephone: (31-20) 628
3842).

               PUBLIC INFORMATION REGARDING THE NASDAQ-100 SHARES

     According to publicly available documents, Nasdaq-100 Shares represent proportionate undivided ownership interests in the portfolio of stocks held by the Nasdaq-100 Trust, which consist of substantially all of the securities, in substantially the same weighting, as the component securities of the Nasdaq-100 Index. Although the investment objective of the Nasdaq-100 Trust is to provide investment results that generally correspond to the price and yield performance of the Nasdaq-100 Index, the Nasdaq-100 Trust provides no assurance that this investment objective can be fully achieved.

     The Nasdaq-100 Shares are registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the Commission. Information provided to or filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Office located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279, and copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-732-0330. In addition, information provided to or filed with the Commission electronically can be accessed through a website maintained by the Commission. The address of the Commission's website is http://www.sec.gov. Information provided to or filed with the Commission by the Nasdaq-100 Trust pursuant to the Exchange Act can be located by reference to Commission file number 333-61001. In addition, information regarding Nasdaq-100 Shares may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such reports.

     THIS PRICING SUPPLEMENT RELATES ONLY TO THE SECURITIES OFFERED HEREBY AND DOES NOT RELATE TO THE NASDAQ-100 SHARES. WE HAVE DERIVED ALL DISCLOSURES CONTAINED IN THIS PRICING SUPPLEMENT REGARDING NASDAQ-100 SHARES FROM THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH. NEITHER WE NOR THE AGENTS HAS PARTICIPATED IN THE PREPARATION OF SUCH DOCUMENTS OR MADE ANY DUE DILIGENCE INQUIRY WITH RESPECT TO THE NASDAQ-100 SHARES IN CONNECTION WITH THE OFFERING OF THE SECURITIES. NEITHER WE NOR THE AGENTS MAKES ANY REPRESENTATION THAT SUCH PUBLICLY AVAILABLE DOCUMENTS OR ANY OTHER PUBLICLY AVAILABLE INFORMATION REGARDING NASDAQ-100 SHARES ARE ACCURATE OR COMPLETE. FURTHERMORE, WE CANNOT GIVE ANY ASSURANCE THAT ALL EVENTS OCCURRING PRIOR TO THE DATE HEREOF (INCLUDING EVENTS THAT WOULD AFFECT THE ACCURACY OR COMPLETENESS OF THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH) THAT WOULD AFFECT THE TRADING PRICE OF THE NASDAQ-100 SHARES (AND THEREFORE THE INITIAL PRICE AND THE STOCK REDEMPTION AMOUNT) HAVE BEEN PUBLICLY DISCLOSED. SUBSEQUENT DISCLOSURE OF ANY SUCH EVENTS OR THE DISCLOSURE OF OR FAILURE TO DISCLOSE MATERIAL FUTURE EVENTS CONCERNING NASDAQ-100 SHARES COULD AFFECT THE VALUE RECEIVED ON THE MATURITY DATE WITH RESPECT TO THE SECURITIES AND THEREFORE THE TRADING PRICES OF THE SECURITIES.

     NEITHER WE NOR ANY OF OUR AFFILIATES MAKES ANY REPRESENTATION TO YOU AS TO THE PERFORMANCE OF THE NASDAQ-100 SHARES.

     We and/or our subsidiaries may presently or from time to time engage in business with issuers of stock comprising the Nasdaq-100 Index, including extending loans to, or making equity investments in, or providing advisory services to such companies, including merger and acquisition advisory services. In the course of such business, we and/or our subsidiaries may acquire non-public information with respect to the issuers of stock comprising the Nasdaq-100 Index and, in addition, one or more of our affiliates may publish research reports with respect to such companies. The statement in the preceding sentence is not intended to affect the rights of holders of the Securities under the securities laws. As a prospective purchaser of a Security, you should undertake such independent investigation of Nasdaq-100 Shares as in your judgment is appropriate to make an informed decision with respect to an investment in the Securities.

     The following table sets forth the published high and low closing prices of the Nasdaq-100 Shares since their inception on March 10, 1999. The closing price on November 23, 2001 was $39.28. We obtained the closing prices listed below from Bloomberg Financial Markets and we believe such information to be accurate. You should not take the historical prices of the Nasdaq-100 Shares as an indication of future performance. We cannot give any assurance that the price of the Nasdaq-100 Shares will not decrease, such that we will deliver Nasdaq-100 Shares at maturity.

                     PERIOD                         HIGH         LOW       CLOSING PRICE
                     ------                       ---------    --------    -------------
1999
  First Quarter* (since March 10, 1999).........  $ 54.1900    $48.5000      $ 52.4700
  Second Quarter................................  $ 59.9400    $48.8400      $ 57.6300
  Third Quarter.................................  $ 63.7500    $52.9400      $ 60.1900
  Fourth Quarter................................  $ 93.7500    $57.4100      $ 91.3800
2000
  First Quarter.................................  $120.5000    $79.7500      $109.5000
  Second Quarter................................  $109.1250    $72.2500      $ 93.4375
  Third Quarter.................................  $103.5156    $83.3125      $ 88.7500
  Fourth Quarter................................  $ 90.2500    $54.2500      $ 58.3750
2001
  First Quarter.................................  $ 69.1250    $38.0000      $ 39.1500
  Second Quarter................................  $ 51.9500    $33.6000      $ 45.7000
  Third Quarter.................................  $ 46.4800    $27.2000      $ 28.9800
  Fourth Quarter* (through November 23, 2001)...  $ 40.4900    $27.8500      $ 39.2800

     As a holder of a Security, you will not be entitled to any rights with respect to the Nasdaq-100 Shares, including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof.

                        DESCRIPTION OF NASDAQ-100 INDEX

GENERAL

     We have derived all information in this Pricing Supplement regarding the Nasdaq-100 Index from publicly available documents. Such information reflects the policies of, and is subject to change by, Nasdaq.

     The Nasdaq-100 Index is a modified capitalization-weighted index of 100 of the largest and most actively traded stocks of non-financial companies listed on the Nasdaq National Market tier of the Nasdaq Stock Market. The Nasdaq-100 Index was first published in January 1985 and includes companies across a variety of major industry groups. As of October 31, 2001, the major industry groups covered in the Nasdaq-100 Index (listed according to their respective capitalization in the Nasdaq-100 Index) were as follows: computer and office equipment (34.40%), computer software/services (30.60%), telecommunications (13.6%), biotechnology (13.5%), retail/wholesale trade (3.60%), services (2.20%), health care (1.20%), and manufacturing (0.90%). The identity and capitalization weightings of the five largest companies represented in the Nasdaq-100 Index as of October 31, 2001, were as follows: Microsoft Corporation (11.50%), Intel Corporation (6.14%), QUALCOMM Incorporated (4.80%), Cisco Systems Inc. (4.72%), and Oracle Corporation (3.36%). Current information regarding the market value of the Nasdaq-100 Index is available from the Nasdaq Stock Market as well as numerous market information services. We make no representation or warranty as to the accuracy or completeness of any of these sources of information.

     The Nasdaq-100 Index share weights of the component securities, or underlying stocks, of the Nasdaq-100 Index at any time are based upon the total shares outstanding in each of the 100 securities in the Nasdaq-100 Index and are subject, in certain cases, to rebalancing. See "Calculation and Rebalancing of the Nasdaq-100 Index" below. Accordingly, each underlying stock's influence on the value of the Nasdaq-100 Index is directly proportional to the value of its Nasdaq-100 Index share weight. At any moment in time, the value of the Nasdaq-100 Index equals the aggregate value of the then current Nasdaq-100 Index share weights of each of the component 100 underlying stocks multiplied by each such security's respective last sale price on the Nasdaq Stock Market, and divided by a scaling factor (the "divisor") which becomes the basis for the reported Nasdaq-100 Index value. The divisor serves the purpose of scaling such aggregate value (otherwise in the trillions) to a lower order of magnitude which is more desirable for Nasdaq-100 Index reporting purposes.

     Please note that an investment in the Securities does not entitle you to any ownership or other interests or rights in the stocks of the companies included in the Nasdaq-100 Index.

COMPUTATION OF THE NASDAQ-100 INDEX; UNDERLYING STOCK ELIGIBILITY CRITERIA

     To be eligible for inclusion in the Nasdaq-100 Index, a security must be traded on the Nasdaq National Market tier of the Nasdaq Stock Market and meet the following criteria:

          (1) the security must be of a non-financial company;

          (2) only one class of security per issuer is allowed;

          (3) the security may not be issued by an issuer currently in bankruptcy proceedings;

          (4) the security must have average daily trading volume of at least 100,000 shares;

          (5) the security must have "seasoned" on the Nasdaq Stock Market or another recognized market (generally, a company is considered to be seasoned by Nasdaq if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the spin-off will be considered);

          (6) if a security would otherwise qualify to be in the top 25.0% of the issuers included in the Nasdaq-100 Index by market capitalization, then a one-year "seasoning" criteria would apply;

          (7) if the security is of a foreign issuer, the company must have a worldwide market value of at least $10 billion, a U.S. market value of at least $4 billion, and average trading volume on the Nasdaq Stock Market of at least 200,000 shares per day; in addition, foreign securities must be eligible for listed options trading; and

          (8) the issuer of the security may not have entered into a definitive agreement or other arrangement which would result in the security no longer being listed on the Nasdaq Stock Market within the next six months.

     These Nasdaq-100 Index eligibility criteria may be revised from time to time by Nasdaq without regard to the Nasdaq-100 Shares, the Nasdaq-100 Trust or the Securities.

ANNUAL RANKING REVIEW; CHANGES TO UNDERLYING STOCKS OF THE NASDAQ-100 INDEX

     The stocks in the Nasdaq-100 Index are evaluated annually as follows (such evaluation is referred to herein as the "Annual Ranking Review"). Securities listed on the Nasdaq Stock Market which meet the above eligibility criteria are ranked by market value. Nasdaq-100 Index-eligible securities which are already in the Nasdaq-100 Index and which are in the top 150 eligible securities (based on market value) are retained in the Nasdaq-100 Index provided that the security was ranked in the top 100 eligible securities as of the previous year's annual review. Securities not meeting these criteria are replaced. The replacement securities chosen are those Nasdaq-100 Index-eligible securities not currently in the Nasdaq-100 Index which have the largest market capitalization. Generally, the list of annual additions and deletions is publicly announced via a press release in the early part of December and replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year a stock in the Nasdaq-100 Index is no longer traded on the Nasdaq Stock Market, or is otherwise determined by Nasdaq to become ineligible for continued inclusion in the Nasdaq-100 Index, the security will be replaced with the largest market capitalization security not currently in the Nasdaq-100 Index and meeting the Nasdaq-100 Index eligibility criteria listed above.

     In addition to the Annual Ranking Review, the securities in the Nasdaq-100 Index are monitored every day by the Nasdaq Stock Market with respect to changes in total shares outstanding arising from secondary offerings, stock repurchases, conversions, or other corporate actions. The Nasdaq Stock Market has adopted the following quarterly scheduled weight adjustment procedures with respect to these changes. If the change in total shares outstanding arising from such corporate action is greater than or equal to 5.0%, this change is ordinarily made to the Nasdaq-100 Index on the evening prior to the effective date of such corporate action or as soon as practical thereafter. Otherwise, if the change in total shares outstanding is less than 5.0%, then all of these changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September, and December. In either case, the Nasdaq-100 Index share weights for such underlying stocks are adjusted by the same percentage amount by which the total shares outstanding have changed in these stocks. Ordinarily, whenever there is a change in Nasdaq-100 Index share weights or a change in a component security included in the Nasdaq-100 Index, Nasdaq adjusts the divisor to assure that there is no discontinuity in the value of the Nasdaq-100 Index which might otherwise be caused by any such change.

CALCULATION AND REBALANCING OF THE NASDAQ-100 INDEX

     Effective after the close of trading on December 18, 1998, the Nasdaq-100 Index has been calculated under a "modified capitalization-weighted" methodology, which is a hybrid between equal weighting and conventional capitalization weighting. This methodology is expected to: (1) retain in general the economic attributes of capitalization weighting; (2) promote portfolio weight diversification (thereby limiting domination of the Nasdaq-100 Index by a few large stocks); (3) reduce Nasdaq-100 Index performance distortion by preserving the capitalization ranking of companies; and (4) reduce market impact on the smallest stocks in the Nasdaq-100 Index from necessary weight rebalancings.

     Under the methodology employed, on a quarterly basis coinciding with Nasdaq's quarterly scheduled weight adjustment procedures, stocks in the Nasdaq-100 Index are categorized as either "Large Stocks" or "Small Stocks" depending on whether their current percentage weights (after taking into account such scheduled weight adjustments due to stock repurchases, secondary offerings, or other corporate actions) are greater than, or less than or equal to, the average percentage weight in the Nasdaq-100 Index (i.e., as a 100-stock index, the average percentage weight in the Nasdaq-100 Index is 1.0%). Such quarterly examination will result in a Nasdaq-100 Index rebalancing if either one or both of the following two weight distribution requirements are not met: (1) the current weight of the single largest market capitalization underlying stock must be less than or equal to 24.0% and (2) the "collective weight" of those underlying stocks whose individual current weights are in excess of 4.5%, when added together, must be less than or equal to 48.0%.

     If either one or both of these weight distribution requirements are not met upon quarterly review, or Nasdaq determines that a special rebalancing is required, a weight rebalancing will be performed in accordance with the following plan. First, relating to weight distribution requirement (1) above, if the current weight of the single largest underlying stock in the Nasdaq-100 Index exceeds 24.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% to the extent necessary for the adjusted weight of the single largest underlying stock to be set to 20.0%. Second, relating to weight distribution requirement (2) above, for those stocks in the Index whose individual current weights or adjusted weights in accordance with the preceding step are in excess of 4.5%, if their "collective weight" exceeds 48.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% to the extent necessary for the "collective weight", so adjusted, to be set to 40.0%.

     The aggregate weight reduction among the Large Stocks resulting from either or both of the above rescalings will then be redistributed to the Small Stocks in the following iterative manner. In the first iteration, the weight of the largest Small Stock will be scaled upwards by a factor which sets it equal to the average Nasdaq-100 Index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by the same factor reduced in relation to each stock's relative ranking among the Small Stocks such that the smaller the underlying stock in the ranking, the less the scale-up of its weight. This is intended to reduce the market impact of the weight rebalancing on the smallest component securities in the Nasdaq-100 Index.

     In the second iteration, the weight of the second largest Small Stock, already adjusted in the first iteration, will be scaled upwards by a factor which sets it equal to the average index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by this same factor reduced in relation to each stock's relative ranking among the Small Stocks such that, once again, the smaller the stock in the ranking, the less the scale-up of its weight.

     Additional iterations will be performed until the accumulated increase in weight among the Small Stocks exactly equals the aggregate weight reduction among the Large Stocks from rebalancing in accordance with weight distribution requirement (1) above and/or weight distribution requirement (2) above.

     Then, to complete the rebalancing procedure, once the final percentage weights of each underlying stock in the Nasdaq-100 Index are set, the Nasdaq-100 Index share weights will be determined anew based upon the last sale prices and aggregate capitalization of the Nasdaq-100 Index at the close of trading on the Thursday in the week immediately preceding the week of the third Friday in March, June, September, and December. Changes to the Nasdaq-100 Index share weights will be made effective after the close of trading on the third Friday in March, June, September, and December and an adjustment to the Nasdaq-100 Index divisor will be made to ensure continuity of the Nasdaq-100 Index.

     Ordinarily, new rebalanced weights will be determined by applying the above procedures to the current Nasdaq-100 Index share weights. However, Nasdaq may from time to time determine rebalanced weights, if necessary, by instead applying the above procedures to the actual current market capitalization of the Nasdaq-100 Index component securities. In such instances, Nasdaq would announce the different basis for rebalancing prior to its implementation.

HISTORICAL DATA ON THE NASDAQ-100 INDEX

     The following table sets forth the level of the Nasdaq-100 Index at the end of each month in the period from January 1996 through November 27, 2001. We obtained the historical data from Bloomberg Financial Markets, and we believe such information to be accurate. These historical data on the Nasdaq-100 Index are not necessarily indicative of the future performance of the Nasdaq-100 Index or what the value of the Securities may be. Any historical upward or downward trend in the level of the Nasdaq-100 Index during any period set forth below is not an indication that the Nasdaq-100 Index is more or less likely to increase or decrease at any time during the term of the Securities.

                         1996        1997         1998         1999         2000         2001
                       --------    ---------    ---------    ---------    ---------    ---------
January..............  591.8200     921.5500    1071.1300    2127.1900    3570.0500    2593.0000
February.............  631.4400     850.4600    1194.1300    1925.2800    4162.1300    1908.3200
March................  609.6900     797.0600    1220.6600    2106.3900    4397.8400    1573.2500
April................  666.7300     874.7400    1248.1200    2136.3900    3773.1800    1855.1500
May..................  692.3900     958.8500    1192.0700    2089.7000    3324.0800    1799.8900
June.................  677.3000     957.3000    1337.3400    2296.7700    3763.7900    1830.1900
July.................  636.0100    1107.0300    1377.2600    2270.9300    3609.3500    1683.6100
August...............  663.5700    1074.1700    1140.3400    2396.8700    4077.5900    1469.7000
September............  737.5800    1097.1700    1345.4800    2407.9000    3570.6100    1168.3700
October..............  751.9900    1019.6200    1400.5200    2637.4400    3282.3000    1364.7800
November*............  834.0100    1050.5100    1557.9600    2966.7100    2506.5400    1635.7600
December.............  821.3600     990.8000    1836.0100    3707.8300    2341.7000

-------------------------
* Until November 27, 2001

LICENSE AGREEMENT

     ABN AMRO Bank N.V. has entered into a non-exclusive license agreement with Nasdaq providing for the license, in exchange for a fee, of the right to use indices owned and published by Nasdaq in connection with the Securities.

     The license agreement requires that the following language must be stated in this Pricing Supplement:

     The Securities are not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. or its affiliates (Nasdaq, with its affiliates, are referred to here as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Securities. The Corporations make no representation or warranty, express or implied to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to ABN AMRO Bank N.V. ("Licensee") is in the licensing of the Nasdaq-100(R), Nasdaq-100 Index(R), and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R), which is determined, composed and calculated by Nasdaq without regard to Licensee or the Securities. Nasdaq has no obligation to take the needs of the Licensee or the holders of the Securities into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Securities to be issued or in the determination or calculation of the equation by which the Securities are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Securities.

     THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTIBILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                           DESCRIPTION OF SECURITIES

     Capitalized terms not defined herein have the meanings given to such terms in the accompanying Prospectus Supplement. The term "Security" refers to each $1,000 principal amount of our 13.00% Reverse Exchangeable Securities due December 19, 2002 linked to Nasdaq-100 Shares.

Principal Amount:.............   $20,000,000

Nasdaq-100 Shares.............   Shares of Nasdaq-100 Index Tracking Stock
                                 (symbol "QQQ"), representing proportionate undivided interests in the Nasdaq-100 Trust, Series 1, which holds substantially all the component securities of the Nasdaq-100 Index, in substantially the same weighting.

Original Issue Date
(Settlement Date).............

Issue Price...................   100%

Initial Price.................   $          (the closing price per Nasdaq-100
                                 Share when we priced the Securities on December
                                   , 2001) divided by the exchange factor.

Maturity Date.................   December 19, 2002

Specified Currency............   U.S. Dollars

CUSIP.........................   00079FAK8

Denominations.................   The Securities may be purchased in
                                 denominations of $1,000 and integral multiples thereof.

Interest Rate.................   13.00% per annum, payable semi-annually in
                                 arrear on June 19, 2002 and December 19, 2002, which shall represent (a) an interest coupon of 2.65% per annum and (b) an option premium of 10.35% per annum.

Payment at Maturity...........   At maturity, we will pay or deliver for each
                                 $1,000 principal amount of Securities, either
                                 (i) a cash payment equal to $1,000, if the determination price on the determination date of the Nasdaq-100 Shares is at or above the initial price, or (ii) a number of Nasdaq-100
                                 Shares equal to the stock redemption amount, if the determination price on the determination date of the Nasdaq-100 Shares is lower than the initial price. We will pay cash in lieu of delivering fractional Nasdaq-100 Shares in an amount equal to the corresponding fractional closing price of the Nasdaq-100 Shares as determined by the calculation agent on the determination date.

Stock Redemption Amount.......   The calculation agent will determine the stock
                                 redemption amount on the determination date by dividing $1,000 by the initial price of the Nasdaq-100 Shares. The initial price and, consequently, the stock redemption amount and the amount payable at maturity may be adjusted for certain events affecting the Nasdaq-100 Shares. The interest payment on the Securities will not be converted into Nasdaq-100 Shares at maturity.

Determination Date............   The third business day prior to the maturity
                                 date, or if such day is not a trading day, the immediately succeeding trading day; provided that the determination date shall be no later than the second scheduled trading day preceding the maturity date, notwithstanding the occurrence of a market disruption event on such second scheduled trading day.

Determination Price...........   The closing price per Nasdaq-100 Share on the
                                 determination date, as determined by the calculation agent.

Closing Price.................   If the Nasdaq-100 Shares (or any other security
                                 for which a closing price must be determined) are listed on a U.S. securities exchange registered under the Exchange Act, are securities of The Nasdaq National Market or are included in the OTC Bulletin Board Service, which we refer to as the OTC Bulletin Board, operated by the National Association of Securities Dealers, Inc., the closing price for one Nasdaq-100 Share (or one unit of any such other security) on any Trading Day means (i) the last reported sale price, regular way, in the principal trading session on such day on the principal securities exchange on which the Nasdaq-100 Shares (or any such other security) are listed or admitted to trading or (ii) if not listed or admitted to trading on any such securities exchange or if such last reported sale price is not obtainable (even if the Nasdaq-100 Shares (or other such security) are listed or admitted to trading on such securities exchange), the last reported sale price in the principal trading session on the over-the-counter market as reported on The
                                 Nasdaq National Market or OTC Bulletin Board on such day. If the last reported sale price is not available pursuant to clause (i) or (ii) of the preceding sentence, the closing price for any Trading Day shall be the mean, as determined by the calculation agent, of the bid prices for the Nasdaq-100 Shares (or any such other security) obtained from as many dealers in such security (which may include AAI or any of our other subsidiaries or affiliates), but not exceeding three, as will make such bid prices available to the calculation agent. A
                                 "security of The Nasdaq National Market" shall include a security included in any successor to such system and the term "OTC Bulletin Board
                                 Service" shall include any successor service thereto.

Trading Day...................   A day, as determined by the calculation agent,
                                 on which trading is generally conducted on the New York Stock Exchange, the American Stock
                                 Exchange LLC, the Nasdaq National Market, the
                                 Chicago Mercantile Exchange, the Chicago Board of Options Exchange and in the over-the-counter market for equity securities in the United
                                 States, and on which a market disruption event has not occurred.

Book Entry Note
or Certificated Note..........   Book Entry

Trustee.......................   The Chase Manhattan Bank

Market Disruption Event.......   Means, with respect to the Nasdaq-100 Shares or
                                 20% or more of the number of the underlying stocks which then comprise the Nasdaq-100
                                 Index:

                                 (i)  a suspension, absence or material
                                      limitation of trading of the Nasdaq-100
                                      Shares or 20% or more of the number of the underlying stocks which then comprise the Nasdaq-100 Index, in each case, for more than two hours of trading or during the one-half hour period preceding the close of trading on the AMEX, the Nasdaq Stock Market, or any other applicable organized U.S. exchange; a breakdown or failure in the price and trade reporting systems of the primary market for the Nasdaq-100 Shares or 20% or more of the number of the underlying stocks which then comprise the Nasdaq-100 Index as a result of which the reported trading prices, in each case, during the last one-half hour preceding the closing of trading in such market are materially inaccurate; or the suspension, absence or material limitation on the primary market for trading in futures or options contracts related to the Nasdaq-100 Shares or 20% or more of the number of the underlying stocks which then comprise the Nasdaq-100 Index, if available, during the one-half hour period preceding the close of trading in the applicable market, in each case as determined by the calculation agent in its sole discretion; and

                                 (ii) a determination by the calculation agent
                                      in its sole discretion that the event
                                      described in clause (i) above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge with respect to the Securities.

                                 For purposes of determining whether a market disruption event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange; (2) a decision to permanently discontinue trading in the relevant option contract will not constitute a market disruption event; (3) limitations pursuant to New York Stock Exchange Inc. Rule 80A (or any applicable rule or regulation enacted or promulgated by the New York Stock Exchange Inc., any other self-regulatory organization or the Commission of similar scope as determined by the calculation agent) on trading during significant market fluctuations shall constitute a suspension, absence or material limitation of trading; (4) a suspension of trading in options contracts on the Nasdaq-100 Shares or 20% or more of the number of the underlying stocks which then comprise the Nasdaq-100 Index by the primary securities market trading in such options, if available, by reason of (x) a price change exceeding limits set by such securities exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension, absence or material limitation of trading in options contracts related to the Nasdaq-100 Shares or 20% or more of the number of the underlying stocks which then comprise the Nasdaq-100 Index; and (5) a suspension, absence or material limitation of trading on the primary securities market on which options contracts related to the Nasdaq-100 Shares or 20% or more of the number of the underlying stocks which then comprise the Nasdaq-100 Index are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

                                 The calculation agent shall as soon as
                                 reasonably practicable under the circumstances notify us, the trustee, the Depository Trust Company and the agents of the existence or occurrence of a market disruption event on any day that but for the occurrence or existence of a market disruption event would have been the determination date.

Exchange Factor...............   The exchange factor will be set initially at
                                 1.0, but will be subject to adjustment upon the occurrence of certain events affecting the Nasdaq-100 Shares. See "Adjustment Events" below.

Adjustment Events.............   The exchange factor or the amount paid at
                                 maturity will be adjusted as follows:

                                 1. If the Nasdaq-100 Shares are subject to a
                                    stock split or reverse stock split, then once such split has become effective, the exchange factor will be adjusted to equal the product of the prior exchange factor and the number of shares issued in such stock split or reverse stock split with respect to one Nasdaq-100 Share.

                                 2. If the Nasdaq-100 Shares are subject (i) to
                                    a stock dividend (issuance of additional
                                    Nasdaq-100 Shares) that is given ratably to all holders of the Nasdaq-100 Shares or (ii) to a distribution of Nasdaq-100 Shares for any other reasons, then once the dividend has become effective and the Nasdaq-100 Shares are trading ex-dividend, the exchange factor will be adjusted so that the new exchange factor shall equal the prior exchange factor plus the product of (i) the number of shares issued with respect to one Nasdaq-100 Share and (ii) the prior exchange factor. However, a stock split described in paragraph 1 that also constitutes a dividend or distribution shall not cause an adjustment pursuant to this paragraph 2.

                                 3. There will be no adjustments to the exchange
                                    factor to reflect cash dividends or other distributions paid with respect to the Nasdaq-100 Shares other than Extraordinary Dividends as described below (except that distributions described in paragraph 2 above shall not be subject to this paragraph 3). A cash dividend or other distribution with respect to the Nasdaq-100 Shares will be deemed to be an "Extraordinary Dividend" if such dividend or other distribution exceeds the immediately preceding non-Extraordinary Dividend for the Nasdaq-100 Shares by an amount equal to at least 10% of the closing price of the Nasdaq-100 Shares (as adjusted for any subsequent event requiring an adjustment hereunder, such as a stock split or reverse stock split) on the trading day preceding the ex-dividend date for the payment of such Extraordinary Dividend (the "ex-dividend date"). If an Extraordinary Dividend occurs with respect to the Nasdaq-100 Shares, the exchange factor with respect to the Nasdaq-100 Shares will be adjusted on the ex-dividend date with respect to such Extraordinary Dividend so that the new exchange factor will equal the product of (i) the then current exchange factor and (ii) a fraction, the numerator of which is the closing price on the trading day preceding the ex-dividend date, and the denominator of which is the amount by which the closing price on the trading day preceding the ex-dividend date exceeds the Extraordinary Dividend Amount. The "Extraordinary Dividend Amount" with respect to an Extraordinary Dividend for the Nasdaq-100 Shares will equal (i) in the case of cash dividends or other distributions that constitute regular dividends, the amount per share of such Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend for the Nasdaq-100 Shares or (ii) in the case of cash dividends or other distributions that do not constitute regular dividends, the amount per share of such Extraordinary Dividend. To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent, whose determination shall be conclusive. A distribution on the Nasdaq-100 Shares described in paragraph 4 below that also constitutes an Extraordinary Dividend shall not cause an adjustment to the exchange factor pursuant to this paragraph 3.

                                 4. If the Nasdaq-100 Trust is terminated in
                                    accordance with its terms, which we refer to as a Termination Event, the amount payable at maturity of the Securities will be determined as follows:

                                    A. If the Termination Event occurs as a
                                       result of the Nasdaq-100 Index ceasing to be published, each holder of the Securities will receive at maturity, in respect of each $1,000 principal amount of each Security, an amount in cash equal to the lesser of (i) $1,000 or (ii) the product of the stock redemption amount times the amount of cash received per Nasdaq-100 Share as a result of the Termination Event. Holders of Securities will not receive any interest on such cash. If there occurs a Termination Event as above described in this subparagraph A, but the liquidation has not been completed by the determination date, for purposes of determining the amount payable at maturity for the Securities, the amount of cash to be received per Nasdaq-100 Share due to the Termination Event shall be determined by the calculation agent, which determination shall be conclusive and binding.

                                    B. If a Termination Event occurs other than
                                       as a result of the Nasdaq-100 Index
                                       ceasing to be published, each holder of
                                       the Securities will receive at maturity, in respect of each $1,000 principal amount of each Security, an amount in cash equal to the lesser of (i) $1,000 or
                                       (ii) the product of the stock redemption amount times the Adjusted Determination Price, as defined below. The "Adjusted Determination Price" means the same fraction of the Nasdaq-100 Index's closing price at the regular official weekday close of trading on the determination date as that fraction represented by the closing price of Nasdaq-100 Shares on the last day before the Termination Event when a closing price for the Nasdaq-100 Shares was available to the Nasdaq-100 Index's closing value on that same last day before the Termination Event.

                                       If at any time after a Termination Event described in this subparagraph B the Nasdaq-100 Index ceases to be published, the calculation agent shall determine the payment at maturity for the Securities by reference to the value of a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Nasdaq-100 Index (such successor or substitute index is referred to as a "Successor Index"), at the regular official weekday close of trading on the determination date of such Successor Index. If the calculation agent determines, in its sole discretion, that there is no suitable Successor Index, then the calculation agent shall determine the payment at maturity for the Securities by reference to the Reconstructed Nasdaq-100 Index, as defined below. The "Reconstructed Nasdaq-100 Index" is determined by the calculation agent by using the formula for and method of calculating the Nasdaq-100 Index last in effect prior to its discontinuance, using the closing price (or, if trading in the relevant underlying stocks has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) on the determination date of each security most recently comprising the Nasdaq-100 Index before its discontinuance. All determinations by the calculation agent shall be conclusive and binding.

                                    No adjustments to the exchange factor will be required unless such adjustment would require a change of at least 0.1% in the exchange factor then in effect. The exchange factor resulting from any of the adjustments specified above will be rounded to the nearest one hundred-thousandth with five one-millionths being rounded upward.

                                    No adjustments to the exchange factor or method of calculating the exchange factor will be required other than those specified above. However, we may, at our sole discretion, cause the calculation agent to make additional changes to the exchange factor upon the occurrence of corporate or other similar events that affect or could potentially affect market prices of, or shareholders' rights in, the Nasdaq-100 Shares (or other Exchange Property) but only to reflect such changes, and not with the aim of changing relative investment risk. The adjustments specified above do not cover all events that could affect the market price or the closing price of the Nasdaq-100 Shares.

                                    The calculation agent shall be solely
                                    responsible for the determination and
                                    calculation of any adjustments to the
                                    exchange factor, the method of calculating the exchange factor and the payment at maturity, and its determinations and calculations with respect thereto shall be conclusive.

                                    The calculation agent will provide
                                    information as to any adjustments to the exchange factor or method of calculating the exchange factor or the payment at maturity upon written request by any holder of the Securities.

Alternate Exchange Calculation
in case of an Event of
Default.......................   In case an Event of Default with respect to the
                                 Securities shall have occurred and be
                                 continuing, the amount declared due and payable upon any acceleration of any Security shall be determined by AAI, as calculation agent, and shall be equal to the principal amount of the Security plus any accrued interest to, but not including, the date of acceleration.

Calculation Agent.............   AAI. All determinations made by the calculation
                                 agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us.

Additional Amounts............   We will, subject to certain exceptions and
                                 limitations set forth below, pay such
                                 additional amounts (the "Additional Amounts") to holders of the Securities as may be necessary in order that the net payment of the principal of the Securities and any other amounts payable on the Securities, after withholding for or on account of any present or future tax, assessment or governmental charge imposed upon or as a result of such payment by The Netherlands (or any political subdivision or taxing authority thereof or therein) or the jurisdiction of residence or incorporation of any successor corporation or any jurisdiction from or through which any amount is paid by us or a successor corporation, will not be less than the amount provided for in the Securities to be then due and payable. We will not, however, be required to make any payment of Additional Amounts to any such holder for or on account of:

                                 (a) any such tax, assessment or other
                                     governmental charge that would not have
                                     been so imposed but for (i) the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of such holder, if such holder is an estate, a trust, a partnership or a corporation) and The Netherlands and its possessions, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member or shareholder) being or having been a citizen or resident thereof or being or having been engaged in a trade or business or present therein or having, or having had, a permanent establishment therein or (ii) the presentation, where presentation is required, by the holder of a Securities for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

                                 (b) any estate, inheritance, gift, sales,
                                     transfer or personal property tax or any similar tax, assessment or governmental charge;

                                 (c) any tax, assessment or other governmental charge that is payable otherwise than by withholding from payments on or in respect of the Securities;

                                 (d) any tax, assessment or other governmental
                                     charge required to be withheld by any
                                     paying agent from any payment of principal of, or supplemental redemption amount on, the Securities, if such payment can be made without such withholding by presentation of the Securities to any other paying agent;

                                 (e) any tax, assessment or other governmental charge that would not have been imposed but for a holder's failure to comply with a request addressed to the holder or, if different, the beneficiary of the payment, to comply with certification, information or other reporting requirements concerning the nationality, residence or identity of the holder or beneficial owner of a Securities, if such compliance is required by statute or by regulation of The Netherlands (or other relevant jurisdiction), or of any political subdivision or taxing authority thereof or therein, as a precondition to relief or exemption from such tax, assessment or other governmental charge; or

                                 (f)  any combination of items (a), (b), (c),
                                      (d) or (e); nor shall Additional Amounts be paid with respect to any payment on the Securities to a holder who is a
                                     fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of The Netherlands (or other relevant jurisdiction), or any political subdivision thereof, to be included in the income, for tax purposes, of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the holder of the Securities.

                                USE OF PROCEEDS

     The net proceeds we receive from the sale of the Securities will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the Securities. See also "Risk Factors -- Potential Conflicts of Interest; No Security Interest in the Nasdaq-100 Shares Held by Us" and "Plan of Distribution" in this Pricing Supplement and "Use of Proceeds" in the accompanying Prospectus.

                                 ERISA MATTERS

     We and certain of our affiliates, including AAI, may each be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or a "disqualified person" within the meaning of the Internal Revenue Code of 1986, as amended (the "Code") with respect to many employee benefit plans. Prohibited transactions within the meaning of ERISA or the Code may arise, for example, if the Securities are acquired by or with the assets of a pension or other employee benefit plan with respect to which AAI or any of its affiliates is a service provider, unless the Securities are acquired pursuant to an exemption from the prohibited transaction rules.

     The acquisition of the Securities may be eligible for one of the exemptions noted below if such acquisition:

          (a) (i) is made solely with the assets of a bank collective investment fund and (ii) satisfies the requirements and conditions of Prohibited Transaction Class Exemption ("PTCE") 91-38 issued by the Department of Labor ("DOL");

          (b) (i) is made solely with assets of an insurance company pooled separate account and (ii) satisfies the requirements and conditions of PTCE 90-1 issued by the DOL;

          (c) (i) is made solely with assets managed by a qualified professional asset manager and (ii) satisfies the requirements and conditions of PTCE 84-14 issued by the DOL;

          (d) is made solely with assets of a governmental plan (as defined in Section 3(32) of ERISA) which is not subject to the provisions of Section 401 of the Code;

          (e) (i) is made solely with assets of an insurance company general account and (ii) satisfies the requirements and conditions of PTCE 95-60 issued by the DOL; or

          (f) (i) is made solely with assets managed by an in-house asset manager and (ii) satisfies the requirements and conditions of PTCE 96-23 issued by the DOL.

     Under ERISA, the assets of a pension or other employee benefit plan may include assets held in the general account of an insurance company that has issued an insurance policy to such plan or assets of an entity in which the plan has invested. If you are a pension or other employee benefit plan, you should consult your legal advisor regarding the application of ERISA and the Code.

                                    TAXATION

     The following summary is a general description of certain United States and Dutch tax considerations relating to the ownership and disposition of Securities. It does not purport to be a complete analysis of all tax considerations relating to the Securities. Prospective purchasers of Securities should consult their tax advisers as to the consequences of acquiring, holding and disposing of Securities under the tax laws of the country of which they are resident for tax purposes as well as under the laws of any state, local or foreign jurisdiction. This summary is based upon the law as in effect on the date of this Pricing Supplement and is subject to any change in law that may take effect after such date.

UNITED STATES FEDERAL INCOME TAXATION

     The following discussion is based on the advice of Davis Polk & Wardwell, our special tax counsel ("Tax Counsel"), and is a general discussion of the principal potential U.S. federal income tax consequences to U.S. Holders (as defined below) who purchase the Securities at initial issuance for the stated principal amount and who will hold the Securities and each Component (as defined below) as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code").

     This summary is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury Regulations, changes to any of which subsequent to the date of this Pricing Supplement may affect the tax consequences described in this discussion. This summary does not address all aspects of the U.S. federal income taxation that may be relevant to you in light of your individual circumstances or if you are subject to special treatment under the U.S. federal income tax laws (e.g., certain financial institutions, tax-exempt organizations, dealers in options or securities, or persons who hold Securities as a part of a hedging transaction, straddle, conversion or other integrated transaction).

     As the law applicable to the U.S. federal income taxation of instruments such as the Securities is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

     As used herein, you are a "U.S. Holder" if you are an owner of Securities that meets (for U.S. federal income tax purposes) any one of the following criteria:

     - a citizen or resident of the United States;

     - a corporation organized under the laws of the United States or any political subdivision thereof; or

     - an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

GENERAL

     Pursuant to the terms of the Securities, we and every holder of a Security agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Security for all tax purposes as consisting of the following components (the "Components"):

     - a put option (the "Put Option") that requires the holder of the Security to buy the Nasdaq-100 Shares from us for an amount equal to the Deposit (as defined below) if the determination price is lower than the initial price; and

     - a deposit with us of cash, in an amount equal to the principal amount of a Security (the "Deposit"), to secure the holder's potential obligation to purchase the Nasdaq-100 Shares.

     Under this characterization, a portion of the stated interest payments on a Security is treated as interest on the Deposit, and the remainder is treated as attributable to the holder's sale of the Put Option to us (the "Put Premium"). Based on our judgment as to, among other things, our normal borrowing cost and the value of the Put Option, we have determined that annual payments equaling 2.65% of the stated principal amount of a Security constitutes interest on the Deposit and 10.35% constitutes Put Premium.

     The treatment of the Securities described above is not binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Securities or instruments similar to the Securities for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Securities.

     TAX COUNSEL HAS ADVISED US THAT IT IS REASONABLE TO ADOPT THE TREATMENT OF THE SECURITIES DESCRIBED ABOVE. NONETHELESS, TAX COUNSEL IS UNABLE TO RENDER AN OPINION AS TO WHETHER SUCH TREATMENT WILL BE RESPECTED DUE TO THE ABSENCE OF AUTHORITIES THAT DIRECTLY ADDRESS INSTRUMENTS SIMILAR TO THE SECURITIES. AS A RESULT, SIGNIFICANT ASPECTS OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE NOT CERTAIN, AND NO ASSURANCE CAN BE GIVEN THAT THE IRS OR A COURT WILL AGREE WITH THE CHARACTERIZATION DESCRIBED IN THIS DISCUSSION. ACCORDINGLY, YOU ARE URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES (INCLUDING ALTERNATIVE CHARACTERIZATIONS OF THE SECURITIES) AND WITH RESPECT TO ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION. UNLESS OTHERWISE STATED, THE FOLLOWING DISCUSSION IS BASED ON THE TREATMENT AND THE ALLOCATION DESCRIBED ABOVE.

TAX TREATMENT OF THE SECURITIES

     Assuming the characterization of the Securities as set forth above, the following U.S. federal income tax consequences should result.

     Semi-Annual Payments on the Securities. The Deposit will be treated as a short-term obligation for U.S. federal income tax purposes. Under the applicable U.S. Treasury Regulations, the Deposit will be treated as being issued at a discount, the amount of which will equal the semi-annual payments attributable to interest on the Deposit. A cash method U.S. Holder is not required to accrue the discount for U.S. federal income tax purposes unless it elects to do so. A cash method U.S. Holder who does not make this election should include the portion of the semi-annual payments on the securities attributable to the Deposit as income upon their receipt. U.S. Holders who so elect and certain other Holders, including those who report income on an accrual method of accounting for U.S. federal income tax purposes, are required to include the discount in income as it accrues on a straight-line basis, unless they make an election to accrue the discount according to a constant yield method based on daily compounding.

     A Holder who is not required and who does not elect to include the discount in income currently will be required to defer deductions for any interest paid on indebtedness incurred to purchase or carry the Securities in an amount not exceeding the accrued interest until it is included in income.

     In the case of a Holder who is not required and who does not elect to include the discount in income currently, any gain realized on the Deposit upon the sale, exchange or retirement (including upon maturity) of the Securities will be ordinary income to the extent of the discount accrued on a straight-line basis (or, if elected, according to a constant yield method based on daily compounding) not previously included in income through the date of sale, exchange or retirement.

     Receipt of the Put Premium will not be taxable to you upon receipt.

     Exercise or Expiration of the Put Option. If the Put Option expires unexercised (i.e., a cash payment of the principal amount of the Securities is made), you will recognize the total Put Premium received as short term capital gain at such time.

     In the event that the Put Option is exercised (i.e., the final payment on the Securities is paid in Nasdaq-100 Shares), you will not recognize any gain or loss in respect of the Put Option (other than in respect of cash received in lieu of fractional shares), and you will have an adjusted tax basis in any Nasdaq-100 Shares received equal to:

     - the Deposit minus

     - the total Put Premium received.

     Your holding period for any Nasdaq-100 Shares you receive will start on the day after the delivery of the Nasdaq-100 Shares.

     In the event that we deliver cash in lieu of fractional Nasdaq-100 Shares, a U.S. Holder will generally recognize a short-term capital gain or loss in an amount equal to the difference between:

     - the amount of cash you receive in respect of such shares; and

     - your basis in the fractional shares (as determined in the manner described above).

     Sale or Exchange of the Securities.

     Upon a sale of your Securities for cash, you will be required to apportion the amount you receive between the Deposit and the Put Option on the basis of their respective values on the date of the sale. You will generally recognize gain or loss with respect to the Deposit in an amount equal to the difference between:

     - the amount apportioned to the Deposit; and

     - your adjusted U.S. federal income tax basis in the Deposit (which will generally be equal to the principal amount of your Securities as an initial purchaser of your Securities increased by the amount of any income recognized in connection with the payments attributable to the Deposit and decreased by the amount of any payments made that are attributable to the Deposit).

     Except to the extent attributable to accrued discount with respect to the Deposit, which will be taxed as described above under "Semi-Annual Payments on the Securities," such gain or loss will be short-term capital gain or loss. The amount of cash that you receive that is apportioned to the Put Option (together with the total Put Premium previously received) will be treated as short-term capital gain. If the value of the Deposit on the date of the sale of your Securities is in excess of the amount you receive upon such sale, you will be treated as having made a payment to the purchaser equal to the amount of such excess in order to assume your rights and obligations under the Put Option. In such a case, you will recognize short-term capital gain or loss in an amount equal to the difference between the total Put Premium you previously received in respect of the Put

Option and the amount of the deemed payment made by you with respect to the assumption of the Put Option. The amount of the deemed payment will be added to the amount apportioned to the Deposit in determining your gain or loss in respect of the Deposit.

POSSIBLE ALTERNATIVE TAX TREATMENTS OF AN INVESTMENT IN THE SECURITIES

     Due to the absence of authorities that directly address the proper characterization of the Securities, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. A successful assertion of an alternate characterization of the securities by the IRS could affect the timing and the character of the income or loss with respect to the Securities. It is possible, for instance, the entire coupon on the Securities could be treated as ordinary income. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Securities.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     You may be subject to information reporting and to backup withholding on amounts paid to you, unless you provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

     Non-United States Holders

     If you are not a United States Holder, you will not be subject to United States withholding tax with respect to payments on your Securities but you will be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your Securities unless you comply with certain certification and identification requirements as to your foreign status.

DUTCH TAX CONSIDERATIONS

     The following is a general summary of the Dutch taxes discussed as at the date hereof in relation to payments made under the Securities. It is not exhaustive and holders of the Securities who are in doubt as to their tax position should consult their professional advisers.

     (a) All payments of principal and interest by us in respect of the Securities can be made free of withholding or deduction for or on account of any taxes of whatsoever nature imposed, levied, withheld, or assessed by The Netherlands or any political subdivision or taxing authority thereof or therein.

     (b) A holder of a Security or a holder of a Nasdaq-100 Share who derives income from a Security or Nasdaq-100 Share respectively or who realises a gain on the disposal or redemption of a Security or a Nasdaq-100 Share respectively will not be subject to Dutch taxation on income or capital gains unless:

          (i) the holder is, or is deemed to be, resident in The Netherlands or has elected to be treated as a Dutch resident for Dutch income tax purposes; or

          (ii) such income or gain is attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in The Netherlands; or

          (iii) the holder has, directly or indirectly, a substantial interest or a deemed substantial interest in us and/or the Nasdaq-100 Shares and such interest or the Security or Nasdaq-100 Shares do not form part of the assets of an enterprise; or

          (iv) if the holder is an individual, such income or gain qualifies as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) in The Netherlands as defined in the Income Tax Act 2001 (Wet inkomstenbelasting 2001).

Individual holders resident or deemed to be resident in The Netherlands or who have elected to be treated as a Dutch resident holder for Dutch tax purposes are subject to Dutch income tax on a deemed return regardless of actual income derived from a Security or Nasdaq-100 Share or gain or loss realised upon disposal or redemption of a Security or Nasdaq-100 Share, provided that the Security or Nasdaq-100 Share is a portfolio investment and not held in the context of any business or substantial interest.

     The deemed return amounts to 4% of the average value of the holder's net assets in the relevant fiscal year (including the Securities or the Nasdaq-100 Shares). The average value of the holder's net assets in a fiscal year is equal to the sum of the value of the net assets at the beginning of the fiscal year and at the end of the fiscal year divided by two. Taxation only occurs to the extent the average value of the holder's net assets exceeds the "exempt net asset amount" (heffingsvrij vermogen) which is, for the year 2001, in principle EUR 17,600. The deemed return is reduced by the portion of the personal allowances on annual income the holder is entitled to. As so reduced, the deemed return shall be taxed at a rate of 30%.

     If the Nasdaq-100 Shares are delivered upon redemption of the Securities, dividends paid on these shares to a holder, who is an individual resident or deemed to be resident in The Netherlands will be subject to U.S. dividend withholding tax at a US domestic tax rate of 30%. The US dividend withholding tax rate may be reduced to 15% under the provisions of the Convention between the United States of America and the Kingdom of The Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income. Such holders are entitled to credit any US withholding tax on the dividends against Dutch income tax payable.

     (c) Dutch gift, estate or inheritance taxes will not be levied on the occasion of the transfer of a Security or Nasdaq-100 Share by way of gift, or on the death of a holder of a Security or Nasdaq-100 Share unless:

          (i) the holder is, or is deemed to be, resident in The Netherlands; or

          (ii) the transfer is construed as a gift or as an inheritance made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be, resident in The Netherlands; or

          (iii) such Security or Nasdaq-100 Share is attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in The Netherlands.

     (d) There is no Dutch registration tax, capital tax, customs duty, stamp duty or any other similar tax or duty other than court fees payable in The Netherlands in respect of or in connection with the execution, delivery and/or enforcement by legal proceedings (including any foreign judgement in the courts of The Netherlands) of the Securities or Nasdaq-100 Shares or the performance of our obligations under the Securities.

     (e) A holder of a Security or a holder of a Nasdaq-100 Share will not become resident or deemed to be resident in The Netherlands by reason only of the holding of the Security or Nasdaq-100 Share or the execution, performance, delivery and/or enforcement of the Security or Nasdaq-100 Share.

                              PLAN OF DISTRIBUTION

     In addition to AAI, we have appointed ABN AMRO Financial Services, Inc. ("AAFS"), First Institutional Securities, LLC and First Union Securities, Inc. as agents for this offering. The agents have agreed to use reasonable best efforts to solicit offers to purchase the Securities.

     AAI and AAFS are wholly owned subsidiaries of the Bank. AAI and AAFS will conduct this offering in compliance with the requirements of Rule 2720 of the National Association of Securities Dealers, Inc., which is commonly referred to as the NASD, regarding an NASD member firm's distributing the securities of an affiliate. When the distribution of the Securities is complete, AAI and AAFS may offer and sell those Securities in the course of their business as broker-dealers. AAI and AAFS may act as principals or agents in those transactions and will make any sales at varying prices related to prevailing market prices at the time of sale or otherwise. AAI and AAFS may use this Pricing Supplement and the accompanying Prospectus and Prospectus Supplement in connection with any of those transactions. AAI and AAFS are not obligated to make a market in the Securities and may discontinue any market-making activities at any time without notice.

     To the extent the total aggregate principal amount of the Securities being offered by this Pricing Supplement is not sold on the original issue date, we may continue to offer the Securities for up to 10 days after the original issue date. The amount of Securities offered during the extended offering period shall not exceed approximately 10% of the total aggregate principal amount of the Securities offered by this Pricing Supplement. During such period, Securities will be offered at prevailing market prices which may be above or below the initial issue price. We are not obligated to extend the offering period and we may terminate the offering at any time without notice. Certain of our affiliates have agreed to purchase any Securities that are not sold during the extended offering period or, if the offering period is not extended, Securities not sold by the original issue date. Any such Securities would be held for investment for a period of at least 30 days. If we continue to offer the Securities after the original issue date, however, our affiliates would be prohibited from making a market in the Securities for up to 10 days following the original issue date.

------------------------------------------------------
------------------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PRICING SUPPLEMENT, THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. WE ARE OFFERING TO SELL THESE SECURITIES AND SEEKING OFFERS TO BUY THESE SECURITIES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. NEITHER THE DELIVERY OF THIS PRICING SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND PROSPECTUS, NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ABN AMRO BANK N.V. SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

             ------------------------------------------------------

TABLE OF CONTENTS
PRICING SUPPLEMENT

                                                  PAGE
                                                  -----
Summary of Pricing Supplement...................   PS-3
Hypothetical Sensitivity Analysis of Total
  Return of the Securities at Maturity..........   PS-8
Risk Factors....................................   PS-9
Incorporation of Documents by Reference.........  PS-14
Public Information Regarding the Nasdaq-100(R)
  Shares........................................  PS-15
Description of Nasdaq-100 Index(R)..............  PS-17
Description of Securities.......................  PS-22
Use of Proceeds.................................  PS-32
ERISA Matters...................................  PS-32
Taxation........................................  PS-33
Plan of Distribution............................  PS-38

PROSPECTUS SUPPLEMENT

                                                  PAGE
                                                  -----
About This Prospectus...........................    S-2
Foreign Currency Risks..........................    S-3
Description of Notes............................    S-5
The Depositary..................................   S-27
Series A Notes Offered on a Global Basis........   S-27
United States Federal Taxation..................   S-31
Plan of Distribution............................   S-42
Legal Matters...................................   S-44

PROSPECTUS

                                                  PAGE
                                                  -----
About This Prospectus...........................      2
Where You Can Find Additional Information.......      3
Consolidated Ratio of Earnings to Fixed
  Charges.......................................      5
ABN AMRO Bank N.V...............................      6
Use of Proceeds.................................      7
Description of Debt Securities..................      8
Form of Securities..............................     14
Plan of Distribution............................     19
Legal Matters...................................     20
Experts.........................................     20
ERISA Matters for Pension Plans and Insurance
  Companies.....................................     20

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                               ABN AMRO BANK N.V.

                                  $20,000,000

                     13.00% REVERSE EXCHANGEABLE SECURITIES
                             DUE DECEMBER 19, 2002
                                   LINKED TO
                           SHARES OF NASDAQ-100 INDEX
                               TRACKING STOCK(SM)
                               PRICING SUPPLEMENT
        (TO PROSPECTUS DATED NOVEMBER 22, 2000 AND PROSPECTUS SUPPLEMENT
                            DATED NOVEMBER 27, 2000)

                       ABN AMRO FINANCIAL SERVICES, INC.

                             ABN AMRO INCORPORATED
                          H&R BLOCK FINANCIAL ADVISORS
                          FIRST UNION SECURITIES, INC.
                      FIRST INSTITUTIONAL SECURITIES, LLC

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